

December 29, 2010

Real Goods Solar, Inc.
Erik Zech, Chief Financial Officer
833 West South Boulder Road
Louisville, CO 80027

      Re: **Real Goods Solar, Inc.**
             Form 10-K for the Fiscal Year Ended December 31, 2009
             Definitive Proxy Statement on Schedule 14A filed April 1, 2010
             Form 10-Q for the period ended September 30, 2010
             File No. 1-34044

Dear Mr. Zech:

We have reviewed your response to our comment letter dated November 30, 2010 and have the following comment.

Please respond to this letter within ten business days by amending your filing and by providing the requested information.

After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2009

Exhibits 31.1 and 31.2

We note your response to comment nine and ten of our letter dated November 30, 2010. However, we note that you have not yet filed an abbreviated amendment to your Form 10-K. Please advise when you will file such amendment.

You may contact Mindy Hooker at (202) 551-3732 if you have questions regarding comments on the financial statements and related matters. Please contact Erin Jaskot at (202) 551-3442, Dieter King at (202) 551-3338 or me at (202) 551-3768 with any other questions.

             Sincerely,

             John Cash
             Branch Chief